SCHEDULE 13D

Amendment No. 0
Electronic Retailing Systems
common stock
Cusip # 285825105
Filing Fee: Yes


Cusip # 285825105
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	2,219,000
Item 8:	None
Item 9:	2,219,000
Item 10:	None
Item 11:	2,219,000
Item 13:	18.73%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Electronic Retailing Systems, a
Delaware corporation (the "Company"). The principal executive offices of the Company are located at 372 Danbury Road, Wilton, CT 06897.

Item 2.	Identity and Background.

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	The Shares to which this statement relates are owned directly by Fidelity International Limited, through its subsidiaries and affiliates.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of Fidelity International Limited are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 2,219,000 Shares for cash in the amount of approximately $5,031,445, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since May 4, 1996.

Item 4.	Purpose of Transaction.

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	(a)	FIL beneficially owns, as investment adviser or the
parent of the investment adviser to the International Funds and accounts, 2,219,000 Shares, or approximately 18.73% of the outstanding Shares of the Company. Neither FIL, nor any of its affiliates nor, to the best knowledge of FIL, any of the persons name in Schedule A hereto, beneficially owns any other Shares.
The combined holdings of FIL are 2,219,000 Shares, or approximately 18.73% of the outstanding Shares of the Company.

	(b)	The International Funds, the International Pension
Accounts and FIL, as investment adviser to the International
Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 2,219,000 Shares held by the International Funds and the International Pension Accounts. FIL has the sole power to vote 2,219,000 shares and the sole power to dispose of 2,219,000 shares.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FIL nor any of its affiliates nor, to the best knowledge of FIL, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The International Funds may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Power of Attorney

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited


DATE:	July 24, 1996	By	/s/Frank
V. Knox
	Frank V. Knox
	Under Power of Attorney
	from Arthur S. Loring
	Dated July 2, 1996


SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	President-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Simon Haslam	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, & V.P.
	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box HM 670		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.

Brett P. Goodin	Company Secretary	Company Secretary
and Chief
P.O. Box HM 670		Legal Officer-
Fidelity International
Hamilton, Bermuda		Limited


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Electronic Retailing Systems

Two International Account(s) purchased Shares since May 4, 1996 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

			07-03-96		2,219,000		$2.27



POWER OF ATTORNEY



	WHEREAS, Fidelity International Limited ("FIL") has appointed Arthur S. Loring with full power of substitution, for it and in its name, to notify companies and to sign such notices or filings or amendments thereto, made by and on behalf of FIL, or its direct and indirect subsidiaries, pursuant to Section 13(d), 13(g), and Section 16 of the Securities and Exchange Act of 1934, as amended, and the Companies Act (U.K) 1985, the Companies Act (Republic of Ireland) 1990, The Canada Business Corporations Act, Australian Corporations Law, Norwegian Company Act of 1976, and the Netherlands Major Holdings in Listed Companies Disclosure Act, as amended.

	NOW, THEREFORE, the undersigned hereby constitutes and appoints Frank V. Knox as his substitute, to have all the powers of the undersigned regarding the filing of notices on July 5, 1996, July 18-26. August 2, 1996, August 9, 1996, and August 23,
1996.



		/s/ Arthur S. Loring
	Arthur S. Loring


Dated: July 2, 1996